Public Notice for Closing of the Shareholders Registry

In accordance with Article 354 of the Korean Commercial Code and Article 15 of the Articles of Incorporation of the Company, during the Closed Period (as detailed below), the Company will not make any alterations in the Shareholders Registry, including, the change of shareholders’ names, the registration or cancellation of securities and/or the establishment or cancellation of trust property.

1. Purpose: to finalize the list of shareholders eligible to receive interim dividend for the 2011 fiscal year

2. Record date for interim dividend: June 30, 2011
3. Closed Period: July 1, 2011 ~ July 14, 2011